Free Writing Prospectus

Filed Pursuant to Rule 433

Reg. Statement No. 333-190038

Pricing Term Sheet

Issuer:	Barclays Bank PLC

Expected Issue Ratings[1]:	A2 (Moody’s) / A (S&P) / A (Fitch)

Status:	Senior / Unsecured / Unsubordinated

Legal Format:	SEC registered

Principal Amount:	USD 2,250,000,000

Trade Date:	May 12, 2014

Settlement Date:	May 15, 2014 (T+3)

Maturity Date:	May 15, 2024

Coupon:	3.75%

Interest Payment Dates:	Semi-annually in arrear on May 15 and November 15 in each year, commencing on November 15, 2014 and ending on the Maturity Date

Coupon Calculation:	30/360, following, unadjusted

Business Days:	New York, London

U.K. Bail-in Power Acknowedgement:	Yes. See section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement dated May 12, 2014 (the “Preliminary Prospectus Supplement”). See also the Issuer’s Current Report on Form 6-K filed with the SEC on May 12, 2014 (Film No. 14831268) (the “May 12 6-K”) for a discussion of certain risk factors related to the agreement of holders with respect to the U.K. Bail-in Power (as defined in the Preliminary Prospectus Supplement).

Benchmark Treasury:	T 2 1⁄2 05/15/24

Spread to Benchmark:	+110bps

Reoffer Yield:	3.754%

Issue Price:	99.967%

Underwriting Discount:	0.45%

Net Proceeds:	USD 2,239,132,500

Sole Bookrunner:	Barclays Capital Inc.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Co-managers:	BB&T Capital Markets, a division of BB&T Securities, LLC, BMO Capital Markets Corp., CastleOak Securities, L.P., CIBC World Markets Corp., Drexel Hamilton, LLC, Fifth Third Securities, Inc., Guzman & Company, Lebenthal & Co., LLC, Mischler Financial Group, Inc., Mizuho Securities USA Inc., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., SunTrust Robinson Humphrey, Inc., TD Securities (USA) LLC, U.S. Bancorp Investments, Inc., The Williams Capital Group, L.P.

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-8 of the Preliminary Prospectus Supplement. See also the May 12 6-K for a discussion of certain risk factors related to the agreement of holders with respect to the U.K. Bail-in Power.

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06739FHV67 / 06739F HV6

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-190038) and to be issued pursuant to the Senior Debt Indenture dated September 16, 2004 between the Issuer and The Bank of New York Mellon, as trustee

Listing:	Not listed

Governing Law:	New York law

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1-888-603-5847.